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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              Tender Offer Statement Pursuant To Section 14(d)(1)
                    of the Securities Exchange Act of 1934

                               ----------------

                              MOORE PRODUCTS CO.
                           (Name of Subject Company)

                           MALIBU ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                       SIEMENS ENERGY & AUTOMATION, INC.
                    AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                          SIEMENS AKTIENGESELLSCHAFT
                                   (Bidders)

                                 COMMON STOCK,
                           PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)

                                  615836-103
                     (CUSIP Number of Class of Securities)

                               KENNETH R. MEYERS
                              SIEMENS CORPORATION
                          1301 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK 10019
                                (212) 258-4000
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                                with a copy to:

                               WILLIAM G. LAWLOR
                                PETER D. CRIPPS
                            DECHERT PRICE & RHOADS
                           4000 BELL ATLANTIC TOWER
                               1717 ARCH STREET
                       PHILADELPHIA, PENNSYLVANIA 19103
                                (215) 994-4000

                               ----------------

                           Calculation of Filing Fee

       Transaction Valuation*                           Amount of Filing Fee**
       ----------------------                           ----------------------
          $184,012,277.90                                     $36,802.45

--------
 * Estimated for purposes of calculating the amount of the filing fee only. The filing fee calculation assumes the purchase of 3,293,045 shares of common stock, $1.00 par value per share (the "Common Stock") (including 646,060 shares with respect to outstanding options to acquire shares of Common Stock, "Options"), and 175,950 shares of preferred stock, $1.00 par value per share (the "Preferred Stock"), of Moore Products Co. Such number of shares of Common Stock and shares of Preferred Stock includes all outstanding shares of Common Stock and shares of Preferred Stock and assumes the exercise of all outstanding Options as of January 16, 2000.
** The amount of the filing fee calculated in accordance with Regulation
   240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing. [_]

   Amount Previously Paid: Not applicable.       Filing Party: Not applicable.
   Form or Registration No.: Not applicable.     Date Filed: Not applicable.

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

 CUSIP No. 615836-                                                  Page 1 of 3
        103                          14D-1


     Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons


 1.  Siemens Energy & Automation, Inc.
-------------------------------------------------------------------------------


 2.  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [_]

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 3.  SEC Use Only

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 4.  Source of Funds WC

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 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
     Items 2(e) or 2(f)

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 6.  Citizenship or Place of Organization

     Delaware

-------------------------------------------------------------------------------


 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,541,119 shares of Common Stock*

-------------------------------------------------------------------------------


 8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
     Certain Shares

-------------------------------------------------------------------------------


 9.  Percent of Class Represented by Amount in Row (7)

     51.5% of the outstanding shares of Common Stock

-------------------------------------------------------------------------------


10.  Type of Reporting Person

     CO

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* Beneficial ownership is based upon the 1,196,379 shares of Common Stock,
  175,950 shares of Preferred Stock convertible into 70,380 shares of Common Stock and Options to acquire 274,360 shares of Common Stock (216,750 of which are presently exercisable by the holders thereof) subject to the Tender and Option Agreement dated as of January 16, 2000 among Parent (as hereinafter defined), Purchaser (as hereinafter defined) and certain stockholders (the "Certain Stockholders") of the Company (as hereinafter defined), pursuant to which each Certain Stockholder has agreed to tender in the Offer (as hereinafter defined), and not to withdraw therefrom, and has granted Parent and Purchaser an option to acquire under certain circumstances the Securities (as hereinafter defined) owned by such Certain Stockholder.

 CUSIP No. 615836-                                                  Page 2 of 3
        103                          14D-1



     Names of Reporting Persons S.S. or I.R.S.
     Identification Nos. of Above Persons


 1.  Siemens Aktiengesellschaft

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 2.  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [_]

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 3.  SEC Use Only

-------------------------------------------------------------------------------


 4.  Source of Funds WC

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 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
     Items 2(e) or 2(f)

-------------------------------------------------------------------------------


 6.  Citizenship or Place of Organization

     The Federal Republic of Germany

-------------------------------------------------------------------------------


 7.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,541,119 shares of Common Stock*

-------------------------------------------------------------------------------


 8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
     Certain Shares

-------------------------------------------------------------------------------


 9.  Percent of Class Represented by Amount in Row (7)

     51.5% of the outstanding shares of Common Stock

-------------------------------------------------------------------------------


10.  Type of Reporting Person

     CO

-------------------------------------------------------------------------------
* Beneficial ownership is based upon the 1,196,379 shares of Common Stock, 175,950 shares of Preferred Stock convertible into 70,380 shares of Common Stock and Options to acquire 274,360 shares of Common Stock (216,750 of which are presently exercisable by the holders thereof) subject to the Tender and Option Agreement dated as of January 16, 2000 among Parent (as hereinafter defined), Purchaser (as hereinafter defined) and certain stockholders (the "Certain Stockholders") of the Company (as hereinafter defined), pursuant to which each Certain Stockholder has agreed to tender in the Offer (as hereinafter defined), and not to withdraw therefrom, and has granted Parent and Purchaser an option to acquire under certain circumstances the Securities (as hereinafter defined) owned by such Certain Stockholder.

 CUSIP No. 615836-                                                  Page 3 of 3
        103                          14D-1

  Names of Reporting Persons S.S. or I.R.S.
  Identification Nos. of Above Persons

 1.  Malibu Acquisition Corp.

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 2.  Check the Appropriate Box if a Member of a Group                   (a) [_]
                                                                        (b) [_]

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 3.  SEC Use Only

-------------------------------------------------------------------------------


 4.  Source of Funds WC

-------------------------------------------------------------------------------


 5.  Check Box if Disclosure of Legal Proceedings is Required Pursuant to   [_]
     Items 2(e) or 2(f)

-------------------------------------------------------------------------------


 6.  Citizenship or Place of Organization

     Pennsylvania

-------------------------------------------------------------------------------


 7.  Aggregate Amount Beneficially Owned by Each Reporting
     Person

     1,541,119 shares of Common Stock*

-------------------------------------------------------------------------------


 8.  Check Box if the Aggregate Amount in Row (7) Excludes                  [_]
     Certain Shares

-------------------------------------------------------------------------------


 9.  Percent of Class Represented by Amount in Row (7)
     51.5% of the outstanding shares of Common Stock

-------------------------------------------------------------------------------


10.  Type of Reporting Person

     CO

-------------------------------------------------------------------------------
* Beneficial ownership is based upon the 1,196,379 shares of Common Stock, 175,950 shares of Preferred Stock convertible into 70,380 shares of Common Stock and Options to acquire 274,360 shares of Common Stock (216,750 of which are presently exercisable by the holders thereof) subject to the Tender and Option Agreement dated as of January 16, 2000 among Parent (as hereinafter defined), Purchaser (as hereinafter defined) and certain stockholders (the "Certain Stockholders") of the Company (as hereinafter defined), pursuant to which each Certain Stockholder has agreed to tender in the Offer (as hereinafter defined), and not to withdraw therefrom, and has granted Parent and Purchaser an option to acquire under certain circumstances the Securities (as hereinafter defined) owned by such Certain Stockholder.

                                 TENDER OFFER

  This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by Malibu Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a direct wholly owned subsidiary of Siemens Energy & Automation, Inc. ("Parent"), a Delaware corporation and an indirect wholly owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase (i) all of the outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Moore Products Co., a Pennsylvania corporation (the "Company"), at a price of $54.71 per share of Common Stock, net to the seller in cash, without interest thereon (the "Common Stock Price"), and (ii) all of the outstanding shares of preferred stock, par value $1.00 per share (the "Preferred Stock" and, together with the Common Stock, the "Securities"), at a price of $21.88 per share of Preferred Stock, net to the seller in cash, without interest thereon (the "Preferred Stock Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 21, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1), and in the Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (the Offer to Purchase and the Letter of Transmittal, as amended or supplemented from time to time, together constitute the "Offer").

Item 1. Security and Subject Company.

  (a) The name of the subject company is Moore Products Co., and the address of its principal executive offices is 1201 Sumneytown Pike, Spring House, PA 19477-0900. The telephone number of the Company at such location is (215) 646-7400.

  (b) The information set forth in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Price Range of the Securities; Dividends on the Securities" of the Offer to Purchase is incorporated herein by reference.

Item 2. Identity and Background.

  (a) through (d), (g): This Statement is being filed by Siemens AG, Purchaser and Parent. The information set forth in the "Introduction," "Certain Information Concerning Siemens AG, Parent and Purchaser" and Schedule I of the Offer to Purchase is incorporated herein by reference. The name, business address, present principal occupation or employment, the material occupations, positions, offices or employments for the past five years and citizenship of each member of the Supervisory Board or Board of Management and each executive officer of Siemens AG and each director and executive officer of Parent and Purchaser and the name, principal business and address of any corporation or other organization in which such occupations, positions, offices and employments are or were carried on are set forth in Schedule I to the Offer to Purchase and incorporated herein by reference.

  (e) through (f): During the last five years, none of Siemens AG, Purchaser or Parent or, to the best knowledge of Siemens AG, Purchaser and Parent, any of the persons referred to in Sections 1, 2 or 3 of Schedule I to the Offer to Purchase (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

  (a)(1) Other than the transactions described in Item 3(b) below, none of Siemens AG, Purchaser or Parent or, to the best knowledge of Siemens AG, Purchaser and Parent, any of the persons referred to in Schedule I to the Offer to Purchase have entered into any transaction with the Company, or any of the Company's affiliates which are corporations, since the commencement of the Company's third full fiscal year preceding the date of this Statement, the aggregate amount of which was equal to or greater than one percent of the consolidated revenues of the Company for (i) the fiscal year in which such transaction occurred or (ii) the portion of the current fiscal year which has occurred if the transaction occurred in such year.

  (a)(2) Other than the transactions described in Item 3(b) below, none of Siemens AG, Purchaser or Parent or, to the best knowledge of Siemens AG, Purchaser and Parent, any of the persons referred to in Schedule I to the Offer to Purchase have entered into any transaction since the commencement of the Company's third full fiscal year preceding the date of this Statement with the executive officers, directors or affiliates of the Company which are not corporations, in which the aggregate amount involved in such transaction or in a series of similar transactions, including all periodic installments in the case of any lease or other agreement providing for periodic payments or installments, exceeded $40,000.

  (b) The information set forth in the "Introduction," "Certain Information Concerning Siemens AG, Parent and Purchaser," "Background of the Offer; Contacts with the Company" and "Plans for the Company; Other Matters" of the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

  (a) and (b): The information set forth in the "Introduction" and "Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidders.

  (a) through (e): The information set forth in the "Introduction," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in the "Introduction" and "Effect of the Offer on the Market for the Common Stock; Stock Quotation; Exchange Act Registration; Margin Regulations" of the Offer to Purchase is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

  (a) and (b): The information set forth in the "Introduction," "Certain Information Concerning Siemens AG, Parent and Purchaser" and "Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

  The information set forth in the "Introduction," "Sources and Amount of Funds," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; the Merger Agreement and Certain Other Agreements," "Plans for the Company; Other Matters" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 8. Persons Retained, Employed or to be Compensated.

  The information set forth in "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 9. Financial Statements of Certain Bidders.

  The information set forth in "Certain Information Concerning Siemens AG, Parent and Purchaser" of the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

  (a) Except as disclosed in Items 3 and 7 above, there are no present or proposed material contracts, arrangements, understandings or relationships between Siemens AG, Purchaser or Parent, or to the best knowledge of Siemens AG, Purchaser and Parent, any of the persons listed in Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors, controlling persons or subsidiaries.

  (b) and (c): The information set forth in the "Introduction," "Certain Conditions of the Offer," "Certain Legal Matters and Regulatory Approvals" and "Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Effect of the Offer on the Market for the Securities; Stock Exchange Listing; Exchange Act Registration; Margin Regulations" and "Certain Legal Matters and Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

 (a)(1) Offer to Purchase, dated January 21, 2000.

 (a)(2) Letter of Transmittal to Tender Shares of Common Stock and Preferred
        Stock.

 (a)(3) Notice of Guaranteed Delivery.

 (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
        Nominees.

 (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
        Companies and Other Nominees.

 (a)(6) Guidelines for Certification of Taxpayer Identification Number on
        Substitute Form W-9.

 (a)(7) Summary Advertisement.

 (a)(8) Press Release dated January 17, 2000.

 (a)(9) Press Release dated January 21, 2000.

 (b)    None.

 (c)(1) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company.

 (c)(2) Confidentiality Agreement, dated as of November 15, 1999, by and among Parent and the Company.

 (c)(3) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and certain stockholders of the Company.

 (c)(4)  Employee Benefit and Severance Principles Adopted by the Company's
         Board of Directors (incorporated by reference to the Schedule 14D-9 filed the date hereof by the Company).

 (d)    None.

 (e)    Not applicable.

 (f)    None.

                                   SIGNATURE

  After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000

                                          SIEMENS AKTIENGESELLSCHAFT

                                                    /s/ Dr. Inge Preuss
                                          By: _________________________________
                                            Name: Dr. Inge Preuss
                                            Title:  Prokurist

                                                     /s/ Juergen Werth
                                          By: _________________________________
                                            Name: Juergen Werth
                                            Title:  Prokurist

                                          SIEMENS ENERGY & AUTOMATION, INC.

                                                   /s/ Thomas J. Malott
                                          By: _________________________________
                                            Name: Thomas J. Malott
                                            Title:  President and CEO

                                          MALIBU ACQUISITION CORP.

                                                    /s/ Gary K. Gabriel
                                          By: _________________________________
                                            Name: Gary K. Gabriel
                                            Title:  Treasury

                               INDEX TO EXHIBITS

 EXHIBIT
 -------
 (a)(1)  Offer to Purchase, dated January 21, 2000.

 (a)(2)  Letter of Transmittal to Tender Shares of Common Stock and Preferred
         Stock.

 (a)(3)  Notice of Guaranteed Delivery.

 (a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.

 (a)(5)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.

 (a)(6)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(7)  Summary Advertisement.

 (a)(8)  Press Release dated January 17, 2000.

 (a)(9)  Press Release dated January 21, 2000.

 (b)     None.

 (c)(1) Agreement and Plan of Merger, dated as of January 16, 2000, by and among Parent, Purchaser and the Company.

 (c)(2) Confidentiality Agreement, dated as of November 15, 1999, by and among Parent and the Company.

 (c)(3) Tender and Option Agreement, dated as of January 16, 2000, by and among Parent, Purchaser and certain stockholders of the Company.

 (c)(4)  Employee Benefit and Severance Principles Adopted by the Company's
         Board of Directors (incorporated by reference to the Schedule 14D-9 filed the date hereof by the Company).

 (d)     None.

 (e)     Not applicable.

 (f)     None.